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                    CIBC WORLD MARKETS

           FIXED INCOME INVESTOR CONFERENCE


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       [TELUS LEAP LOGO]      [CLEARNET LOGO]


          TUESDAY, SEPTEMBER 12, 2000


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                  TELUS CORPORATION

        PRESENTERS:

        -  Barry Baptie

           Executive Vice President and
             Chief Financial Officer

        -  Jim Drinkwater

           Vice President and Treasurer


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                          FORWARD LOOKING STATEMENT

Some statements in this presentation and accompanying commentary look forward in time and deal with other than historical or current facts for TELUS and Clearnet. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations, including but not limited to, the risks associated with: general business conditions in Canada and the companies' service territories in Canada; competition on wireless services (cellular), local and long distance services, data and internet services and within the Canadian telecommunications industry generally; adverse regulatory action; technological change; taxation; availability of sufficient funding; and generation of operating cashflow sufficient to provide financial viability. For additional information with respect to certain of these and other factors, see the reports filed by TELUS and Clearnet with Canadian provincial securities commissions and the United States Securities and Exchange Commission. TELUS and Clearnet disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This presentation and the accompanying commentary do not constitute an offer of securities for sale in the United States. No securities will be offered for sale in the United States absent registration with the United States Securities and Exchange Commission, by means of a prospectus which will contain detailed information about TELUS and its management, as well as financial statements.

Investors and security holders are advised to read the offer to exchange/prospectus, the solicitation/recommendation statement on Schedule 14D-9 and other offer documentation regarding the transaction to be filed with Canadian provincial securities commissions and the United States Securities and Exchange Commission as they will contain important information. Security holders may obtain a free copy of the offer to exchange/prospectus (when available) and other related documents filed by TELUS and Clearnet at the SEC's Web site at www.sec.gov. When available, the offer to exchange/prospectus and the other documents may also be obtained from TELUS. Attention: TELUS Corporation Investor Relations, Floor 30-D, 10020-100 Street, Edmonton, AB T5J 0N5.


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                   TELUS CORPORATION


-  Dominant full-service telecom in
   Western Canada

-  Created by 1999 merger of BC
   Telecom and TELUS

-  98% of access lines in region

-  71% of LD market

-  57% of wireless market

-  Leading ISP (354,000 subscribers)


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                   TELUS CORPORATION


1999 Results

-  Revenue                             $5.9 billion

-  EBITDA                              $2.3 billion

-  Net Income*                         $614 million

-  Net debt: Capital                   32%

*  Before restructuring charges


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                   2000 ACTIONS


June 1, 2000 - Purchase 70% of QuebecTel

-  Employee base

- 1,400 route km fibre network within and connecting major cities in Quebec

-  81,000 ISP customers (June 30)


July 10, 2000 - Darren Entwistle President & CEO

-  Recent President, Cable & Wireless UK & Ireland

- Experience in finance, strategy and M&A and multiple country operations in IP, data, mobility and voice


August 21, 2000 - Offer to purchase Clearnet


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                   TELUS STRATEGY


-  Turn IP technology into compelling
   solutions for Canadians at home, in the
   workplace or on the move

-  Act decisively, with clarity and focus,
   and responsibly

-  Two immediate priorities

   -  National wireless footprint

   -  Accelerate deployment of data & IP


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           NATIONAL WIRELESS; BUY VS. BUILD?


     ADVANTAGES TO BUYING:

     -  Speed to market

     -  Skilled employees

     -  Spectrum richness

     -  NPV benefit $1.5 billion


            NO CONTEST: IT WOULD HAVE TAKEN US
            THREE YEARS TO REACH THIS POSITION


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             WHY CLEARNET? GREAT FIT


-  Two networks

   -  Mike - covers 21 million POPs

   -  PCS - covers 17 million POPs

-  National license 30.7 million POPs

-  Compatible CDMA technology

-  2,600 entrepreneurial employees

-  Key partners: Motorola & Nextel


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                TRANSACTION HIGHLIGHTS


-  Acquire 100% Clearnet shares

   -  50/50 cash and shares - $2.3 billion of each

   -  $70 per Clearnet share as of August 18

-  1.636 TELUS NV shares per Clearnet
   share (subject to pro-ration)

-  Nextel and Motorola electing 100% and
   75% TELUS NV shares respectively

-  Plan to list on U.S. exchange post
   transaction


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                  OPPORTUNE TIMING


-  Wireless penetration now at 25% - the
   inflexion growth point

-  Eliminate spectrum auction uncertainty


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               CLEARNET PROFILE


-  2,600 entrepreneurial employees

-  700,000 subscribers

-  Leader in post-paid growth

-  Leader in revenue growth

-  Significant strategic partnerships


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                 NEW TELUS MOBILITY


MARKET LEADER*:

-  Leading customer growth - 400,000 new
   customers (up 29%)

-  Highest wireless revenue - $1.5B

-  Highest ARPU - over $57

-  North American spectrum leader (45-55 MHz)

-  Industry leading churn rate of 1.74%


* pro forma for last 12 months


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              STRATEGIC PARTNERSHIPS


Verizon

-  26.7% owner of TELUS (21.7% post acquisition)

-  Strategic marketing & technology agreement

   - Opportunity to exploit services, applications, technology and purchasing power

-  Verizon Wireless relationship: roaming
   purchasing power (25.5 million subscribers)

Motorola

-  IDEN-trademark- digital technology for Mike

Nextel


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                ACQUISITION FINANCING


-  $7.7 billion bank bridge financing

-  $2.3 billion to finance cash acquisition cost

- Remainder to refinance existing debt at Clearnet and TELUS and for general corporate purposes

-  Seeking Moody's and S&P debt ratings to
   supplement Canadian ratings

- Take-out financing in Canadian and US debt markets as soon as practical after transaction


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              STRUCTURING OBJECTIVES


-  Retain ability to finance future growth
   in data and Internet

-  Maintain investment grade rating

-  Maintain TELUS dividend


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             THE NEW TELUS


PRO FORMA AT JUNE 30, 2000:

-  $16.3 billion company

-  Net debt $7.6 billion

-  Shareholders' equity $6.8 billion


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                  FINANCIAL RATIOS


                               2001
                             Outlook     Trend
                             -------     -----

Debt: Total Capital          55-57%       / /

Net Debt: EBITDA              - 3X        / /

EBITDA: Interest              - 4X        / /


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                  THE NEW TELUS


- Substantial, stable underlying cash flow from existing business

- National, spectrum-rich wireless platform from which to target industry's fastest growing sectors

- Strong track record in achieving synergies from previous mergers and acquisitions

-  Significant strategic partnerships

-  Behaviour: Vision, Speed and Focus


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                   QUESTIONS

                       &

                    ANSWERS


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